UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ⬜

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ⬜

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ⬜

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⬜	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.       Press release issued by ABB Ltd dated September 30, 2022, titled “ABB to sell remaining stake in Hitachi Energy to Hitachi”.

2.       Press release issued by ABB Ltd dated September 30, 2022, titled “ABB makes Q3 provision relating to the remaining Kusile matters”.

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ZURICH, SWITZERLAND, SEPTEMBER 30, 2022

ABB to sell remaining stake in Hitachi Energy to Hitachi

ABB has reached an agreement to divest to Hitachi, Ltd. (Hitachi) its remaining 19.9 percent equity stake in the Hitachi Energy joint venture that was formed from ABB’s Power Grids business in 2020, with Hitachi holding a stake of 80.1 percent. Hitachi has exercised its call option that was agreed between the parties in December 2018.

The call option’s exercise value is $1.679 billion. The companies have agreed to settle remaining obligations relating to the original transaction, and ABB will continue to provide transition services to Hitachi Energy for them to fully separate from ABB’s systems. ABB does not expect to record any significant gain or loss as a result of the sale. ABB expects net positive cash inflows of approximately $1.425 billion upon closing of the sale. The transaction is subject to regulatory approvals and closing is expected to happen in the fourth quarter 2022.

“We are delighted to have agreed on the final part of the transaction earlier than expected and on favorable terms. This will further strengthen our balance sheet and give us additional flexibility in our capital allocation decisions,” said Timo Ihamuotila, Chief Financial Officer of ABB.

ABB (ABBN: SIX Swiss Ex) is a leading global technology company that energizes the transformation of society and industry to achieve a more productive, sustainable future. By connecting software to its electrification, robotics, automation and motion portfolio, ABB pushes the boundaries of technology to drive performance to new levels. With a history of excellence stretching back more than 130 years, ABB’s success is driven by about 105,000 talented employees in over 100 countries. www.abb.com

Hitachi drives Social Innovation Business, creating a sustainable society with data and technology. We will solve customers' and society's challenges with Lumada solutions leveraging IT, OT (Operational Technology) and products, under the business structure of Digital Systems & Services, Green Energy & Mobility, Connective Industries and Automotive Systems. Driven by green, digital, and innovation, we aim for growth through collaboration with our customers. The company’s consolidated revenues for fiscal year 2021 (ended March 31, 2022) totaled 10,264.6 billion yen ($84,136 million USD), with 853 consolidated subsidiaries and approximately 370,000 employees worldwide. For more information on Hitachi, please visit the company's website at www.hitachi.com.

Important notice about forward-looking information
This press release includes forward-looking information and statements which are based on current expectations, estimates and projections about the factors that may affect our future performance. These are generally identifiable by statements containing words such as “expects”, “estimates”, or similar expressions. However, there are many risks and uncertainties, many of which are beyond our

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control, that could cause our actual results to differ materially from the forward-looking information and statements made in this press release. These include business risks associated with the volatile global economic environment and political conditions, costs associated with compliance activities, changes in governmental regulations and currency exchange rates and such other factors as may be discussed from time to time in ABB Ltd’s filings with the U.S. Securities and Exchange Commission, including its Annual Reports on Form 20-F. Although ABB Ltd believes that its expectations reflected in any such forward- looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

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For more information please contact:
Media Relations Phone: +41 43 317 71 11 Email: media.relations@ch.abb.com	Investor Relations Phone: +41 43 317 71 11 Email: investor.relations@ch.abb.com	ABB Ltd Affolternstrasse 44 8050 Zurich Switzerland

ABB TO SELL REMAINING STAKE IN HITACHI ENERGY TO HITACHI	2/2

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ZURICH, SWITZERLAND, SEPTEMBER 30, 2022

ABB makes Q3 provision relating to the remaining Kusile matters

ABB is progressing discussions with relevant authorities regarding the remaining matters related to the legacy Kusile project in South Africa awarded in 2015. Consequently, ABB will make a non-operational provision of approximately $325 million which will be reflected in Income from operations in the third quarter 2022 results, with a similar cash flow impact expected in subsequent quarters. Based on these discussions, ABB does not believe that it will need to take any material additional provisions relating to these matters. The company continues to cooperate fully with the respective authorities and hopes to reach a final settlement with them in the near term.

ABB (ABBN: SIX Swiss Ex) is a leading global technology company that energizes the transformation of society and industry to achieve a more productive, sustainable future. By connecting software to its electrification, robotics, automation and motion portfolio, ABB pushes the boundaries of technology to drive performance to new levels. With a history of excellence stretching back more than 130 years, ABB’s success is driven by about 105,000 talented employees in over 100 countries. www.abb.com

Important notice about forward-looking information

This press release includes forward-looking information and statements which are based on current expectations, estimates and projections about the factors that may affect our future performance. These are generally identifiable by statements containing words such as “expects”, “believes”, “hopes”, or similar expressions. However, there are many risks and uncertainties, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking information and statements made in this press release and which could affect our ability to achieve any or all of our stated targets. The important factors that could cause such differences include, among others, business risks associated with the volatile global economic environment and political conditions, costs associated with compliance activities, changes in governmental regulations and currency exchange rates and such other factors as may be discussed from time to time in ABB Ltd’s filings with the U.S. Securities and Exchange Commission, including its Annual Reports on Form 20-F. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

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For more information please contact:
Media Relations Phone: +41 43 317 71 11 Email: media.relations@ch.abb.com	Investor Relations Phone: +41 43 317 71 11 Email: investor.relations@ch.abb.com	ABB Ltd Affolternstrasse 44 8050 Zurich Switzerland

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: September 30, 2022.	By:	/s/ Ann-Sophie Nordh
		Name:	Ann-Sofie Nordh
		Title:	Group Senior Vice President and Head of Investor Relations

Date: September 30, 2022.	By:	/s/ Richard A. Brown
		Name:	Richard A. Brown
		Title:	Group Senior Vice President and Chief Counsel Corporate & Finance